Term sheet To prospectus dated November 14, 2011 prospectus supplement dated November 14, 2011 and product supplement no. 2-I dated November 14, 2011	Term Sheet to Product Supplement No. 2-I Registration Statement No. 333-177923 Dated July 30, 2013; Rule 433

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Quarterly Review Notes Linked to a WTI Crude Oil Futures Contract due August 14, 2014

General

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The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four Review Dates, the price of the first nearby month futures contract for West Texas Intermediate light sweet crude oil, stated in U.S. dollars per barrel, as made public by the New York Mercantile Exchange (the “NYMEX”), which we refer to as the Commodity Futures Contract, is at or above the applicable Call Level. If the notes are not automatically called, investors will lose at least 20% of their principal if the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage of 20%. Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	The first Review Date, and therefore the earliest date on which a call may be initiated, is November 4, 2013.
—	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing August 14, 2014*
—	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
—	The notes are expected to price on or about August 2, 2013 and are expected to settle on or about August 7, 2013.

Key Terms

Commodity Futures Contract:	The notes are linked to the first nearby month futures contract for WTI crude oil (Bloomberg symbol “CL1”) traded on the NYMEX or, in some circumstances, the second nearby month futures contract for WTI crude oil (Bloomberg symbol “CL2”) traded on the NYMEX, as described in “— Contract Price” below.
Automatic Call:	If the Contract Price on any Review Date is greater than or equal to the applicable Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Call Level:	An amount that represents 100% of the Initial Contract Price for the first Review Date, 95% of the Initial Contract Price for the second Review Date, 90% of the Initial Contract Price for the third Review Date and 85% of the Initial Contract Price for the final Review Date
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus the call premium amount calculated as follows:
— at least 3.4375%* × $1,000 if called on the first Review Date
— at least 6.875%* × $1,000 if called on the second Review Date
— at least 10.3125%* × $1,000 if called on the third Review Date
— at least 13.75%* × $1,000 if called on the final Review Date
* The actual call premiums applicable to the first, second, third and final Review Dates will be provided in the pricing supplement and will not be less than 3.4375%, 6.875%, 10.3125% and 13.75%, respectively.
Payment at Maturity:

If the notes are not automatically called and the Ending Contract Price is less than the Initial Contract Price by up to 20%, you will receive the principal amount of your notes at maturity.

If the notes are not automatically called and the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage of 20%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Contract Price is less than the Initial Contract Price, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Commodity Return)

If the notes are not automatically called, you will lose at least 20% of your principal amount at maturity if the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage of 20% and may lose up to your entire principal amount at maturity.

Contingent Buffer Percentage:	20%
Contract Return:	Ending Contract Price – Initial Contract Price Initial Contract Price
Initial Contract Price:	The Contract Price on the pricing date
Ending Contract Price:	The Contract Price on the final Review Date
Contract Price:	On any relevant day, the official settlement price per barrel on the NYMEX of the first nearby month futures contract for WTI crude oil, stated in U.S. dollars, as made public by the NYMEX (Bloomberg symbol: “CL1” <Comdty>), provided that if that day falls on the last trading day of such futures contract (all pursuant to the rules of the NYMEX), then the second nearby month futures contract (Bloomberg symbol: “CL2” <Comdty>) on that day
Review Dates*:	November 4, 2013 (first Review Date), February 4, 2014 (second Review Date), May 2, 2014 (third Review Date) and August 11, 2014 (final Review Date)
Call Settlement Date:	The third business day after the applicable Review Date, except that if the notes are called on the final Review Date, the Call Settlement Date will be the maturity date
Maturity Date*:	August 14, 2014
CUSIP:	48126D6A2
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement no. 2-I or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes” in the accompanying product supplement no. 2-I and in “Selected Risk Considerations — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” in this term sheet.

Investing in the Quarterly Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 2-I and “Selected Risk Considerations” beginning on page TS-6 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 2-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $982.20 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $970.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 30, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 2-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 2-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 2-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet:

(1)	the consequences of a commodity hedging disruption event are described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes” in the accompanying product supplement no. 2-I; and

(2)	the Review Dates are subject to postponement as described under “Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement no. 2-I.

The notes are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

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Hypothetical Examples of Amount Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Contract Price as shown under the column “Contract Price Appreciation / Depreciation at Review Date.” The following table assumes that a commodity hedging disruption event has not occurred and assumes a hypothetical Initial Contract Price of $105, a Call Level of $105 (equal to 100% of the hypothetical Initial Contract Price) for the first Review Date, a Call Level of $99.75 (equal to 95% of the hypothetical Initial Contract Price) for the second Review Date, a Call Level of $94.50 (equal to 90% of the hypothetical Initial Contract Price) for the third Review Date, a Call Level of $89.25 (equal to 85% of the hypothetical Initial Contract Price) for the final Review Date and that the call premiums used to calculate the call price applicable to the first, second, third and final Review Dates are 3.4375%, 6.875%, 10.3125% and 13.75%, respectively, regardless of the appreciation of the Commodity Futures Contract, which may be significant; the actual call premiums will be provided in the pricing supplement. The table reflects the Contingent Buffer Percentage of 20%. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Contract Price at Review Date	Contract Price Appreciation / Depreciation at Review Date	Total Return at First Call Settlement	Total Return at Second Call Settlement	Total Return at Third Call Settlement	Total Return at Maturity
$189.0000	80.00%	3.4375%	6.875%	10.3125%	13.75%
$178.5000	70.00%	3.4375%	6.875%	10.3125%	13.75%
$168.0000	60.00%	3.4375%	6.875%	10.3125%	13.75%
$157.5000	50.00%	3.4375%	6.875%	10.3125%	13.75%
$147.0000	40.00%	3.4375%	6.875%	10.3125%	13.75%
$136.5000	30.00%	3.4375%	6.875%	10.3125%	13.75%
$126.0000	20.00%	3.4375%	6.875%	10.3125%	13.75%
$115.5000	10.00%	3.4375%	6.875%	10.3125%	13.75%
$105.0000	0.00%	3.4375%	6.875%	10.3125%	13.75%
$99.7500	-5.00%	N/A	6.875%	10.3125%	13.75%
$94.5000	-10.00%	N/A	N/A	10.3125%	13.75%
$89.2500	-15.00%	N/A	N/A	N/A	13.75%
$84.0000	-20.00%	N/A	N/A	N/A	0.00%
$83.9895	-20.01%	N/A	N/A	N/A	-20.01%
$78.7500	-25.00%	N/A	N/A	N/A	-25.00%
$73.5000	-30.00%	N/A	N/A	N/A	-30.00%
$63.0000	-40.00%	N/A	N/A	N/A	-40.00%
$52.5000	-50.00%	N/A	N/A	N/A	-50.00%
$42.0000	-60.00%	N/A	N/A	N/A	-60.00%
$31.5000	-70.00%	N/A	N/A	N/A	-70.00%
$21.0000	-80.00%	N/A	N/A	N/A	-80.00%
$10.5000	-90.00%	N/A	N/A	N/A	-90.00%
$0.0000	-100.00%	N/A	N/A	N/A	-100.00%

The following examples illustrate how the payment on the notes in different hypothetical scenarios is calculated.

Example 1: The price of the Commodity Futures Contract increases from the Initial Contract Price of $105 to a Contract Price of $115.50 on the first Review Date. Because the Contract Price on the first Review Date of $115.50 is greater than the corresponding Call Level of $105, the notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,034.375 per $1,000 principal amount note.

Example 2: The price of the Commodity Futures Contract decreases from the Initial Contract Price of $105 to a Contract Price of $94.50 on the first Review Date, $84 on the second Review date, $73.50 on the third Review Date and $99.75 on the final Review Date. Because the Contract Price of each of the first three Review Dates ($94.50, $84 and $73.50) is less than the corresponding Call Levels of $105 (for the first Review Date), $99.75 (for the second Review Date) and $94.50 (for the third Review Date), the notes are not automatically called on these Review Dates. However, because the Contract Price on the final Review Date of $99.75 is greater than the corresponding Call Level of $89.25, the notes are automatically called on the final Review Date, and the investor receives a single payment at maturity of $1,137.50 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

JPMorgan Structured Investments — Quarterly Review Notes Linked to a WTI Crude Oil Futures Contract	TS-2

Example 3: The price of the Commodity Futures Contract decreases from the Initial Contract Price of $105 to a Contract Price of $94.50 on the first Review Date, $84 on the second Review Date and $73.50 on the third Review Date and $84 on the final Review Date. Because (a) the Contract Price on each of the Review Dates ($94.50, $84, $73.50 and $84) is less than the corresponding Call Levels of $105 (for the first Review Date), $99.75 (for the second Review Date), $94.50 (for the third Review Date) and $89.25 (for the final Review Date), and (b) the Ending Contract Price of $84 is not less than the corresponding Call Level by more than the Contingent Buffer Percentage of 20%, the notes are not automatically called, and the investor receives a single payment at maturity equal to the principal amount of $1,000 per $1,000 principal amount note.

Example 4: The price of the Commodity Futures Contract decreases from the Initial Contract Price of $105 to a Contract Price of $99.75 on the first Review Date, $94.50 on the second Review Date, $84 on the third Review Date and $78.75 on the final Review Date. Because (a) the Contract Price on each of the Review Dates ($99.75, $94.50, $84 and $78.75) is less than the corresponding Call Levels of $105 (for the first Review Date), $99.75 (for the second Review Date), $94.50 (for the third Review Date) and $89.25 (for the final Review Date), and (b) the Ending Contract Price of $78.75 is less than the corresponding Call Level by more than the Contingent Buffer Percentage of 20%, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -25%) = $750

The hypothetical returns and the hypothetical payments on the notes shown above apply only at maturity or upon automatic call. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

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Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL — If the Contract Price is greater than or equal to the applicable Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) at least 3.4375%* × $1,000 if called on the first Review Date; (ii) at least 6.875%* × $1,000 if called on the second Review Date; (iii) at least 10.3125%* × $1,000 if called on the third Review Date; or (iv) at least 13.75%* × $1,000 if called on the final Review Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

* The actual call premiums applicable to the first, second, third and final Review Dates will be provided in the pricing supplement and will not be less than 3.4375%, 6.875%, 10.3125% and 13.75%, respectively.

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POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over one year, the notes will be called before maturity if the Contract Price is at or above the relevant applicable Call Level on the applicable Review Date and you will be entitled to the applicable payment corresponding to that Review Date set forth on the cover of this term sheet.

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CONTINGENT PROTECTION AGAINST LOSS — If the notes are not automatically called and the Ending Contract Price is less than the Initial Contract Price by no more than 20%, you will be entitled to receive the full principal amount of your notes at maturity, subject to the credit risk of JPMorgan Chase & Co. If the notes are not automatically called and the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage of 20%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Contract Price is less than the Initial Contract Price. Under these circumstances, you will lose at least 20% of your principal amount at maturity and may lose up to your entire principal amount at maturity.

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POTENTIAL FOR 6.875%** RETURN WITH RESPECT TO THE SECOND REVIEW DATE, 10.3125%** RETURN WITH RESPECT TO THE THIRD REVIEW DATE OR 13.75%** RETURN WITH RESPECT TO THE FINAL REVIEW DATE, EVEN IF THE CONTRACT RETURN IS NEGATIVE — The Call Level for the second, third and final Review Dates is set at 95%, 90% at 85%, respectively, of the Initial Contract Price. Accordingly, you will receive a payment of $1,068.75** per $1,000 principal amount note after the second Review Date, $1,103.125** per $1,000 principal amount note after the third Review Date or $1,137.50** per $1,000 principal amount note after the final Review Date, even if the Ending Contract Price reflects a decline from the Initial Contract Price of up to 5% on the second Review Date, up to 10% on the third Review Date or up to 15% on the final Review Date.

** The actual Call Premium Percentage and call premium applicable to the second Review Date will be provided in the pricing supplement and will not be less than 6.875% and $1,68.75 per $1,000 principal amount note, respectively. The actual Call Premium Percentage and call premium applicable to the third Review Date will be provided in the pricing supplement and will not be less than 10.3125% and $1,103.125 per $1,000 principal amount note, respectively. The actual Call Premium Percentage and call premium applicable to the final Review Date will be provided in the pricing supplement and will not be less than 13.75% and $1,137.50 per $1,000 principal amount note, respectively.

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RETURN LINKED TO THE CONTRACT PRICE OF WTI CRUDE OIL FUTURES CONTRACTS — The return on the notes is dependent on the official settlement price on the NYMEX of the first nearby month (or, in some circumstances, the second nearby month) futures contract for WTI crude oil, stated in U.S. dollars per barrel, as made public by the NYMEX. The Ending Contract Price reflects the Contract Price on the Observation Date and the Contract Return reflects the performance of the Commodity Futures Contract, expressed as a percentage, from the Initial Contract Price to the Ending Contract Price. For additional information about the Commodity Futures Contract, see the information set forth under “Description of Notes — Payment at Maturity” and “The Commodity Futures Contracts” in the accompanying product supplement no. 2-I.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the

JPMorgan Structured Investments — Quarterly Review Notes Linked to a WTI Crude Oil Futures Contract	TS-4

nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity Futures Contract or in any exchange-traded or over-the-counter instruments based on, or other instruments related to the Commodity Futures Contract. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 2-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called and the Ending Contract Price is less than the Initial Contract Price by more than the Contingent Buffer Percentage of 20%, you will lose 1% of your principal amount at maturity for every 1% that the Ending Contract Price is less than the Initial Contract Price. Under these circumstances, you will lose at least 20% of your principal amount at maturity and may lose up to your entire principal amount at maturity.

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LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Commodity Futures Contract, which may be significant. Because the Contract Price at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Commodity Futures Contract.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors” in the accompanying product supplement no. 2-I for additional information about these risks.

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REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

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JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

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SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Contract Price, including:

—	any actual or potential change in our creditworthiness or credit spreads;
—	customary bid-ask spreads for similarly sized trades;
—	secondary market credit spreads for structured debt issuances;
—	the actual and expected volatility in the Contract Price of the Commodity Futures Contract;
—	supply and demand trends for WTI crude oil and the Commodity Futures Contract;
—	the time to maturity of the notes;
—	interest and yield rates in the market generally; and
—	a variety of other economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events.

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Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

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THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER PERCENTAGE MAY TERMINATE ON THE FINAL REVIEW DATE — If the notes have not been automatically called previously and the Contract Price on the final Review Date (i.e., the Ending Contract Price) is less than the Initial Contract Price by more than the Contingent Buffer Percentage of 20%, the benefit provided by the Contingent Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Contract Price.

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WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes” in the accompanying product supplement no. 2-I for more information.

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COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — Commodity futures contracts are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Commodity Futures Contract. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission (the “CFTC”) in 2011 adopted regulations that establish position limits for certain commodity-based futures contracts, such as futures contracts on certain energy, agricultural and metals based commodities; however, in 2012, the U.S. District Court for the District of Columbia vacated the CFTC rules. The CFTC has appealed the District Court’s decision, but no subsequent decision has yet been made. It is expected that the CFTC will also re-propose position limit rules. Any of those rules may reduce liquidity in the exchange-traded market for those commodity-based futures contracts. Furthermore, we or our affiliates may be unable as a result of those restrictions to effect transactions necessary to hedge our obligations under the notes resulting in a commodity hedging disruption event, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. See “We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” above.

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PRICES OF COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY — Market prices of commodity futures contracts tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodity underlying the Commodity Futures Contract. See “The Market Price of WTI Crude Oil Will Affect the Value of the Notes” below. The Contract Price of the Commodity Futures Contract is subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

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THE MARKET PRICE OF WTI CRUDE OIL WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to the performance of the Contract Price of the Commodity Futures Contract, we expect that generally the market value of the notes will depend in part on the market price of WTI crude oil. The price of WTI crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as

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environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

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A DECISION BY THE NYMEX TO INCREASE MARGIN REQUIREMENTS FOR WTI CRUDE OIL FUTURES CONTRACTS MAY AFFECT THE CONTRACT PRICE OF THE COMMODITY FUTURES CONTRACT— If the NYMEX increases the amount of collateral required to be posted to hold positions in the futures contracts on WTI crude oil (i.e. the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the Contract Price of the Commodity Futures Contract to decline significantly.

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THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES — The notes are linked to the Commodity Futures Contract, which reflects the price of a futures contract, not a physical commodity (or its spot price). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

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SINGLE COMMODITY FUTURES CONTRACT PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to the Commodity Futures Contract and not to a diverse basket of commodities or commodity futures contracts or a broad-based commodity index. The Contract Price of the Commodity Futures Contract may not correlate to the price of commodities or commodity futures contracts generally and may diverge significantly from the prices of commodities or commodity futures contracts generally. Because the notes are linked to the price of a single commodity futures contract, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or commodity futures contracts or a broad-based commodity index.

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OWNING THE NOTES IS NOT THE SAME AS OWNING WTI CRUDE OIL FUTURES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually purchased WTI crude oil futures contracts, or exchange-traded or over-the-counter instruments based on WTI crude oil futures contracts. You will not have any rights that holders of such assets or instruments have.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE PRICE OF THE COMMODITY FUTURES CONTRACT, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the price of the Commodity Futures Contract and, therefore, the value of your notes.

—	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of JPMS’s estimated value and the call premiums will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value and the call premiums.

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Historical Information

The following graph sets forth the historical performance of the Commodity Futures Contract based on the weekly historical Contract Prices from January 4, 2008 through July 26, 2013. The Contract Price on July 29, 2013 was $104.55. We obtained the Contract Prices below from Bloomberg Financial Markets, without independent verification.

The historical prices of the Commodity Futures Contract should not be taken as an indication of future performance, and no assurance can be given as to the Contract Price on the pricing date or any Review Date. We cannot give you assurance that the performance of the Commodity Futures Contract will result in the return of any of your principal.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

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Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples of Amount Payable upon Automatic Call or at Maturity” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the Contract Price of WTI Crude Oil Futures Contracts” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-43 of the accompanying product supplement no. 2-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

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